

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2023

Eric McAfee
Chief Executive Officer
Aemetis, Inc.
20400 Stevens Creek Blvd., Suite 700
Cupertino, CA 95014

> **Re: Aemetis, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 5, 2023**
> **File No. 333-275888**

Dear Eric McAfee:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at 202-551-4466 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Yian Huang, Esq.